Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Formation
OSR Holdings Co., Ltd.(1)	Republic of Korea
Vaximm AG	Switzerland
Darnatein Co., Ltd.	Republic of Korea
RMC Co., Ltd.	Republic of Korea

*	Indirect subsidiaries are indicated by indentation.
(1)	OSR Holdings, Inc. owns approximately 67% of the issued and outstanding shares of Series A common stock of OSR Holdings Co., Ltd.